UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 17, 2025, the Registrant has entered into a share acquisition agreement (the “Agreement”) to acquire a 19.5 % equity interest in Dogness Intelligent Technology Co., Ltd. (“DITC”) from a DITC shareholder in exchange for Dogness’s Class A common shares and warrants to purchase Class A common shares.

DITC is a technology company based in Guangdong Province, focused on the research and development of IoT and app platforms in the pet industry. It is dedicated to creating a user-centered pet intelligent ecosystem, enabling interaction and intelligent management between pets and their owners. Pursuant to the Agreement, the Registrant agreed to acquire 19.5 % of DITC’s equity in return for (a) 250,000 Class A common shares, (b) 1,550,000 pre-funded warrants to purchase Class A common shares and (c) up to 2,000,000 maximum eligibility warrants to purchase Class A common shares.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated May 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: May 19, 2025	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer